Filed by Green Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Green Bancorp, Inc.
Commission File No: 001-36580

KEYSTONE BANK ANNOUNCES ACQUISITION OF GREEN BANK’S AUSTIN BRANCH

Austin, Dec. 21, 2018 (GLOBE NEWSWIRE) -- Keystone Bank, N.A. (“Keystone Bank”) and Green Bank, N.A (“Green Bank”) today announced that the banks have entered into a purchase and assumption agreement pursuant to which Keystone Bank will acquire certain assets and deposits associated with Green Bank’s Austin, Texas branch.  Green Bank is the wholly owned subsidiary of Green Bancorp, Inc. (NASDAQ: GNBC) (“Green Bancorp” or the “Company”).
The transaction is expected to close in the first quarter of 2019, subject to receipt of necessary regulatory approvals.  Terms of the transaction were not disclosed.  As part of the acquisition, Keystone Bank will gain a new branch just west of downtown Austin, at 1717 W. 6th St.
This acquisition of the Austin branch from Green Bank will mark the second acquisition by Keystone Bancshares, Inc., the parent holding company of Keystone Bank. Keystone Bank was launched in October of 2018 with the purchase of Ballinger National Bank, a national bank owned by five generations of the same family in Ballinger, Texas. In connection with the acquisition, Keystone Bank established the bank’s headquarters in the Bee Cave area, a suburb west of Austin.
“By acquiring this branch, Keystone immediately gains a location in the heart of central Austin,” said Jeff Wilkinson, Chairman and CEO of Keystone Bank. “This transaction helps us gain an important foothold much faster than we otherwise would have been able to on our own.”
“We’re incredibly pleased to welcome this branch to the Keystone team,” said Bryan St. George, President of Keystone Bank. “With this acquisition we’re gaining great talent and a valuable location that will be instrumental in Keystone’s continued Austin expansion.”
Customers of this branch will receive additional information regarding the sale in the near future.
About Green Bancorp, Inc.
Headquartered in Houston, Texas, Green Bancorp is a bank holding company that operates Green Bank predominantly in the Houston and Dallas metropolitan areas and Austin market.  Commercial-focused, Green Bank is a nationally chartered bank regulated by the Office of the Comptroller of the Currency, a division of the Department of the Treasury of the United States.  Green Bancorp expects to merge with and into Veritex Holdings, Inc. (“Veritex”) on or about January 1, 2019, subject to the satisfaction or waiver of customary closing conditions described in the merger agreement executed by Green Bancorp and Veritex.

About Keystone Bank

Keystone Bank launched in 2018 with a maverick and entrepreneurial approach to community banking that truly puts the client first. Based in the Austin suburb of Bee Cave, it will initially focus on serving clients in western Travis County and the Hill Country. Its services include private banking, commercial real estate, residential real estate and small business loans. Keystone aims to be the financial keystone for our customers by being great listeners and even better problem solvers. For more information, visit: www.bankkeystone.com.

Forward-Looking Statements
This press release includes “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are based on various facts and derived utilizing important assumptions, current expectations, estimates and projections and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance, outcomes or achievements to be materially different from any future results, performance, outcomes or achievements expressed or implied by such forward-looking statements.  Forward-looking statements include, without limitation, statements relating to the branch sale.  Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing.  Further, certain factors that could affect future results and cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, the possibility that the proposed transactions do not close when expected or at all because required regulatory or other approvals or other conditions to closing are not received or satisfied on a timely basis or at all, the failure to close for any other reason and other factors, many of which are beyond the control of the Company.  We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and any updates to those risk factors set forth in the Company’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed with the Securities and Exchange Commission (“SEC”) and are available on the SEC’s website at www.sec.gov.  If one or more events related to these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, actual results may differ materially from what the Company anticipates.  Accordingly, you should not place undue reliance on any such forward-looking statements.  Any forward-looking statement speaks only as of the date on which it is made.  The Company does not undertake any obligation, and specifically declines any obligation, to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.  All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to herein.

Important Additional Information will be Filed with the SEC
This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by Veritex of Green Bancorp. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.
In connection with the proposed transaction, Veritex has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-227161) containing a joint proxy statement of Veritex and Green Bancorp and a prospectus of Veritex (the “Joint Proxy/Prospectus”), and each of Veritex and Green Bancorp may file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy/Prospectus has been mailed to shareholders of Veritex and Green Bancorp. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/PROSPECTUS REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER DOCUMENTS FILED WITH THE SEC BY VERITEX AND GREEN BANCORP, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors can obtain free copies of the Registration Statement and the Joint Proxy/Prospectus and other documents filed with the SEC by Veritex and Green Bancorp through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy/Prospectus and other documents filed with the SEC can also be obtained by directing a request to Veritex Holdings, Inc., 8214 Westchester Drive, Suite 400, Dallas, Texas 75225, or by directing a request to Green Bancorp, Inc., 4000 Greenbriar Street, Houston, Texas 77098.
Media & Investor Relations Contacts:

Keystone Bank Contact: Mary Alice Kaspar 512-963-1096 makaspar@columbuscomm.com	Green Bancorp Contact: Geoff Greenwade President 713-275-8203 ggreenwade@greenbank.com